                                                                    Exhibit 99.1

              CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS COVERS IMPORTANT FACTORS AFFECTING THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES FOR THE PERIODS SHOWN. CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES' CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THIS ANALYSIS.

OVERVIEW

         Centerstate Banks of Florida, Inc. (the "Company") is a multi bank holding company that was formed as of the close of business June 30, 2000 as part of a merger of three independent commercial banks in central Florida (First National Bank of Osceola County, Community National Bank of Pasco County and First National Bank of Polk County). The business combination was accounted for using the pooling-of-interest accounting method. All historical financial presentations have been restated to reflect the merger. The outstanding shares of the three banks were converted into Company common stock at agreed upon exchange ratios described in the merger agreements. All of the shareholders of the three banks are now the shareholders of the Company, which owns all of the outstanding shares of the three banks. The three banks will maintain their separate identities as wholly owned subsidiaries of the Company.

         First National Bank of Osceola County is a national bank chartered in September 1989. It operates from three full service locations and one remote location within Osceola County and two full service locations in Orange County, which is contiguous with Osceola County.

         Community National Bank of Pasco County is a national bank chartered in November 1989. It operates from seven full service locations within Pasco and contiguous counties.

         First National Bank of Polk County is a national bank chartered in February 1992. It operates from three full service locations within Polk County.

         The Company, through its subsidiary banks, provides traditional deposit and lending products and services to its commercial and retail customers.


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998.

NET INCOME

         The Company's net income for the year ended December 31, 1999 was $1,946,000 compared to net income of $2,287,000 for the year ended December 31, 1998. The per share net income for the years ended December 31, 1999 and 1998 was $0.73 ($0.70 diluted) and $0.90 ($0.85 diluted). Net income overall was negatively impacted from 1998 to 1999 due to increased operating expenses resulting primarily from the opening of two new branches in the fourth quarter of 1998 and one in the first quarter of 1999. The per share income was also negatively impacted due to the issuance of additional shares from the exercise of stock options in 1998 and 1999.

         The Company's return on average assets ("ROA") and return on average equity ("ROE") for the year ended December 31, 1999 was 0.70% and 8.83%, as compared to the ROA and ROE of 0.90% and 11.79% for the year ended December 31, 1998. The efficiency ratios for the year ended December 31,

1999 and 1998 were 74% and 67%, respectively.

         Net income decreased approximately $341,000 or 15% to $1,946,000 for the year ended December 31, 1999, compared to $2,287,000 for the same period during 1998. Both net interest income and non-interest income increased by a combined amount of approximately $1,391,000, which was offset by an increase of approximately $1,783,000 in non interest expenses, primarily due to the opening of two new branches in the fourth quarter of 1998 and another new branch in the first quarter of 1999, as well as investing in future growth by adding additional employees and equipment in other areas of the Company. The provision for loan losses increased by $31,000 and income tax expense decreased by approximately $82,000.

         The improvement in net interest income was primarily due to an increase in average interest earning assets resulting from a growth in lending activities. The increase in non-interest income was a result of an increase in deposit related and other miscellaneous fees, both due to the overall growth of the loan and deposit portfolios.


NET INTEREST INCOME/MARGIN

         Net interest income consists of interest and fee income generated by earning assets, less interest expense.

         Net interest income increased $1,030,000 or 11% to $10,784,000 during the year ended December 31, 1999 compared to $9,754,000 for the year ended December 31, 1998. The $1,030,000 increase was a combination of a $564,000 increase in interest income and a $466,000 decrease in interest expense.

         Average interest earning assets increased $18,911,000 to $251,475,000 during the year ended December 31, 1999, compared to $232,564,000 for the year ended December 31, 1998. Comparing these same two periods, yield on average interest earning assets decreased from 7.97% to 7.60%. The increase in volume had a positive effect on the change in interest income ($1,798,000 volume variance), which was partially offset by the negative impact resulting from the 0.37% decrease in average yields ($1,234,000 rate variance). The result was a $564,000 increase in interest income.

         Average interest bearing liabilities increased $15,427,000 to $213,505,000 during the year ended December 31, 1999, compared to $198,078,000 for the year ended December 31, 1998. Comparing these same two periods, the cost of average interest bearing liabilities decreased from 4.43% to 3.90%. The increase in volume resulted in an increase in interest expense ($294,000 volume variance), which was offset by the 0.53% decrease in average yields ($760,000 rate variance). The result was a $466,000 decrease in interest expense. Refer to the tables Average Balances - Yields & Rates, and Analysis Of Changes In Interest Income And Expenses below.

                       AVERAGE BALANCES - YIELDS & RATES
                           (Dollars are in Thousands)

                                                                       Years Ended December 31,
                                            -------------------------------------------------------------------------------
                                                            1999                                     1998
                                            ----------------------------------       --------------------------------------
                                              Average     Interest   Average           Average       Interest     Average
                                              Balance     Inc/Exp     Rate             Balance       Inc/Exp       Rate
                                            ------------  ---------  ---------       ------------    ---------   ----------
ASSETS:
Federal Funds Sold                          $   11,186    $    556      4.97%        $    23,770     $  1,225        5.15%
Securities Available for Sale                   75,284       4,069      5.40%             63,452        3,707        5.84%
Securities Held to Maturity                      4,746         203      4.28%              2,274          125        5.50%
Loans (2) (1)                                  160,259      14,274      8.91%            143,068       13,481        9.42%

                                            ------------  ---------  ---------       ------------    ---------   ----------
TOTAL EARNING ASSETS                        $  251,475    $ 19,102      7.60%        $   232,564     $ 18,538        7.97%
All Other                                       26,590                                    22,463
Assets
                                            ============                             ============
TOTAL ASSETS                                $  278,065                               $   255,027
                                            ============                             ============

LIABILITIES & SHAREHOLDERS' EQUITY:
Deposits:
  NOW & Money Markets                       $   58,369    $  1,228      2.10%        $    47,360     $  1,032        2.18%
  Savings                                       21,591         448      2.07%             16,020          364        2.27%
  Time                                         128,216       6,415      5.00%            130,430        7,191        5.51%
Deposits
Short Term Borrowings                            5,329         227      4.26%              4,268          197        4.62%

                                            ------------  ---------  ---------       ------------    ---------   ----------
TOTAL INTEREST BEARING
LIABILITIES                                 $  213,505    $  8,318      3.90%        $   198,078     $  8,784        4.43%
Demand Deposits                                 41,824                                    35,630
Other                                              689                                     1,922
Liabilities
Shareholders' Equity                            22,047                                    19,397
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                        $  278,065                               $   255,027
                                            ============                             ============

NET INTEREST SPREAD (3)                                                 3.70%                                        3.54%
                                                                     =========                                   ==========
NET INTEREST INCOME                                       $ 10,784                                   $  9,754
                                                          =========                                  =========
NET INTEREST MARGIN (4)                                                 4.29%                                        4.19%
                                                                     =========                                   ==========

(1) Loan balances are net of deferred fees/cost of origination and reserve for loan loss allowances.

(2) Interest income on average loans includes loan fee recognition of $572,000 and $515,000 for the years ended December 31, 1999 and 1998.

(3) Represents the average rate earned on interest earning assets minus the average rate paid on interest bearing liabilities.

(4) Represents net interest income divided by total earning assets.

               ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSES
                           (Dollars are in Thousands)

                                            Net Change Dec 31, 1998 - 1999
                                      --------------------------------------
                                                                       Net
                                          Volume (1)     Rate (2)     Change
                                      --------------------------------------
INTEREST INCOME
    Federal Funds sold                         ($649)      ($20)       ($669)
    Securities Available for Sale                691       (329)         362
    Securities Held to Maturity                  136        (58)          78
    Loans                                      1,620       (827)         793


                                      --------------------------------------
TOTAL INTEREST INCOME                         $1,798    ($1,234)        $564
                                      --------------------------------------

INTEREST EXPENSE
    Deposits
         NOW & Money Market Accounts            $240       ($44)        $196
         Savings                                 127        (43)          84
         Time Deposits                          (122)      (654)        (776)
    Short-Term  Borrowings                        49        (19)          30

                                      --------------------------------------
TOTAL INTEREST EXPENSE                          $294      ($760)       ($466)
                                      --------------------------------------

NET INTEREST INCOME                           $1,504      ($474)      $1,030
                                      ======================================

(1) The volume variance reflects the change in the average balance outstanding multiplied by the actual average rate during the prior period.

(2) The rate variance reflects the change in the actual average rate multiplied by the average balance outstanding during the current period.


PROVISION AND ALLOWANCE FOR LOAN LOSSES

         Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb inherent losses in the loan portfolio. The allowance is increased by the provision for loan losses, which is a charge to current period earnings and decreased by charge-offs net of recoveries on prior period loan charge-offs. In determining the adequacy of the reserve for loan losses, management considers those levels maintained by conditions of individual borrowers, the historical loan loss experience, the general economic environment and the overall portfolio composition. As these factors change, the level of loan loss provision changes.

         The provision for loan loss expense increased $31,000 or 14% to $258,000 during the year ended December 31, 1999, as compared to $227,000 for the year ended December 31, 1998, due to an increase in general lending activity. At December 31, 1999, the allowance for loan losses totaled $2,302,000, or 1.30%, of total loans outstanding, compared to $2,335,000 or 1.52% of total loans outstanding at December 31, 1998.

         Management believes that the Company's allowance for loan losses was adequate at December 31, 1999. The following sets forth certain information on the Company's allowance for loan losses for the periods presented.

                      ACTIVITY IN ALLOWANCE FOR LOAN LOSSES
                            (In Thousands of Dollars)


                                                          December 31,
                                                      ----------------------
                                                         1999       1998
                                                      ----------------------

Balance at Beginning of Year                               $2,335    $2,190

Loans Charged-Off:
    Commercial, Financial & Agricultural                     (236)      (31)
    Real Estate, Mortgage                                     (79)      (37)
    Consumer                                                  (58)      (54)
                                                      ----------------------
Total Loans Charged-Off                                     ($373)    ($122)
                                                      ----------------------

Recoveries on Loans Previously Charged-Off
    Commercial, Financial & Agricultural                      $56        $5
    Real Estate, Mortgage                                       9        26
    Consumer                                                   17         9
                                                      ----------------------
Total Loan Recoveries                                         $82       $40
                                                      ----------------------


Net Loans Charged-Off                                       ($291)     ($82)
                                                      ----------------------

Provision for Loan Losses Charged
     to Expense                                              $258      $227
                                                      ----------------------

Ending Balance                                             $2,302    $2,335
                                                      ======================

Total Loans Outstanding (net of deferred fees/costs)     $177,462  $154,125
Average Loans Outstanding                                $161,905  $146,740

Allowance for Loan Losses to Loans Outstanding              1.30%     1.52%
Net Charge-offs to Average Loans
     Outstanding                                            0.18%     0.06%

NON-INTEREST INCOME

         Non-interest income for 1999 increased by $361,000, or 23% to $1,907,000 as compared to $1,546,000 for 1998. The net increase was comprised of a $328,000 increase in service fees on various deposit accounts, a $55,000 increase in ATM related fees, a $6,000 net gain on the sale of securities, a net decrease resulting from a net loss of $103,000 on sale of repossessed real estate, increase in rental income of $10,000 and an increase of approximately $65,000 in all other miscellaneous fees.


NON-INTEREST EXPENSE

         Non-interest expense increased $1,783,000 (23%) to $9,367,000 during the year ended December 31, 1999, compared to $7,584,000 for the year ended December 31, 1998. The increase was a result of a $724,000 increase in compensation and related employee benefits, a $435,000 increase in occupancy and related equipment expenses, a $126,000 increase in data processing expenses, and all remaining increases in non-interest expense (approximately $499,000) summarized in the table below - Non-Interest Expenses. The primary reasons for the increase in non interest expense was the two new branches that opened during the last quarter of 1998 and the new branch that opened during the first quarter of 1999, as well as an increase in employees and equipment required to sustain the overall growth of the Company.

                              NON INTEREST EXPENSE
                           (Dollars are in Thousands)

                                                   Years Ended Dec 31
                                        --------------------------------------
                                              1999       1998       Increase
                                        --------------------------------------

Salary, wages and employee benefits          $4,117     $3,393           $724
Occupancy expense                             1,213        911            302
Depreciation of premises and equipment          778        645            133
Stationary and printing supplies                328        260             68
Advertising and public relations                212        180             32
Data processing expense                         752        626            126
Legal & professional fees                       275        265             10
Other operating expenses                      1,692      1,304            388
                                        --------------------------------------
Total other operating expenses               $9,367     $7,584         $1,783
                                        ======================================

INCOME TAXES PROVISION

         The income tax provision for the year ended December 31, 1999, was $1,120,000, an effective tax rate of 36.5%, as compared to $1,202,000 for the year ended December 31, 1998, an effective tax rate of 34.5%.

NET INCOME

         Net income for the years ended December 31, 1999 and 1998 was $1,946,000 ($0.73 per share basic and $0.70 per share diluted) and $2,287,000 ($0.90 per share basic and $0.85 per share diluted).



COMPARISON OF BALANCE SHEETS AT DECEMBER 31, 1999 AND DECEMBER 31, 1998

OVERVIEW

         As of December 31, 1999, the Company had total assets of $278.9 million, compared to $276.1 million as of December 31, 1998. As of December 31, 1999 total net loans were $175.2 million and total deposits were $248.0 million, compared to $151.8 million and $249.6 million as of December 31, 1998.

LOANS

         Lending-related income is the most important component of the Company's net interest income and is a major contributor to profitability. The loan portfolio is the largest component of earning assets, and it therefore generates the largest portion of revenues. The absolute volume of loans and the volume of loans as a percentage of earning assets is an important determinant of net interest margin as loans are expected to produce higher yields than securities and other earning assets. Average net loans during the year ended December 31, 1999, were $160,259,000, or 64% of earning assets, as compared to $143,068,000, or 62% of earning assets, for December 31, 1998. Total loans at December 31, 1999 and 1998 were $177,463,000 and $154,125,000 respectively. This represents a loan to total asset ratio of 64% and 56% and a loan to deposit ratio of 72% and 62%, at December 31, 1999 and 1998 respectively.

         As of December 31, 1999, the Company had total loans of $177,463,000, net of unearned discount, as compared to $154,125,000 at December 31, 1998, an increase of $23,338,000, or 15%. The growth in loans during this period was mainly due to the general growth in the market and the calling efforts of the loan officers. Commercial, financial and agricultural loans totaled $28,680,000, or 16% of the loan portfolio. Real estate construction loans totaled $11,913,000, or 7% of the loan portfolio. Real estate mortgage loans totaled $119,994,000, or 68% of the loan portfolio. Installment and consumer loans totaled $16,876,000, or 9% of the loan portfolio.

         Loan concentrations are considered to exist where there are amounts loaned to multiple borrowers engaged in similar activities, which collectively could be similarly impacted by economic or other conditions and when the total of such amounts would exceed 25% of total capital. Due to the lack of diversified industry and the relative proximity of markets served, the Company has concentrations in geographic as well as in types of loans funded. The tables below provide a summary of the loan portfolio composition and maturities for the periods provided below.

                           LOAN PORTFOLIO COMPOSITION
                            (In thousands of dollars)
TYPES OF LOANS                                             December 31,
---------------------------------------------------  -------------------------
                                                         1999        1998
                                                     ------------- -----------
Commercial, financial & agricultural                      $28,680     $23,951
Real Estate - construction                                 11,913       9,300
Real Estate - mortgage                                    119,994     106,108
Installment & consumer loans                               16,876      14,766
                                                     ------------- -----------
Total Loans, net of unearned fees                        $177,463    $154,125
Less:  Allowance for loan losses                           (2,302)     (2,335)
                                                     ------------- -----------
Net Loans                                                $175,161    $151,790
                                                     ============= ===========

                             LOAN MATURITY SCHEDULE
                            (In thousands of dollars)

                                            December 31, 1999
                                   -----------------------------------------------
                                   0 - 12       1 - 5       Over 5
                                   Months       Years       Years        Total
                                   ---------- ----------- ------------ -----------
All loans other than construction    $75,803     $55,920      $33,827    $165,550
Real Estate - construction            11,913           0            0      11,913
                                   ---------- ----------- ------------ -----------
Total                                $87,716     $55,920      $33,827    $177,463
                                   ========== =========== ============ ===========
Fixed interest rate                  $14,506     $51,094      $21,310     $86,910
Variable interest rate                73,210       4,826       12,517      90,553
                                   ---------- ----------- ------------ -----------
Total                                $87,716     $55,920      $33,827    $177,463
                                   ========== =========== ============ ===========

                                            December 31, 1998
                                   -----------------------------------------------
                                   0 - 12       1 - 5       Over 5
                                   Months       Years       Years        Total
                                   ---------- ----------- ------------ -----------
All loans other than construction    $94,536     $42,844       $7,445    $144,825
Real Estate - construction             9,300           0            0       9,300
                                   ---------- ----------- ------------ -----------
Total                               $103,836     $42,844       $7,445    $154,125
                                   ========== =========== ============ ===========
Fixed interest rate                  $12,467     $38,113       $7,098     $57,678
Variable interest rate                91,369       4,731          347      96,447
                                   ---------- ----------- ------------ -----------
Total                               $103,836     $42,844       $7,445    $154,125
                                   ========== =========== ============ ===========

CREDIT QUALITY

         The Company maintains an allowance for loan losses to absorb inherent losses in the loan portfolio. The loans are charged against the allowance when management believes collection of the principal is unlikely. The reserve consists of amounts established for specific loans and is also based on historical loan loss experience. The specific reserve element is the result of a regular analysis of all loans and commitments based on credit rating classifications. The historical loan loss element represents a projection of future credit problems and is determined using loan loss experience of each loan type. Management also weighs general economic conditions based on knowledge of specific factors that may affect the collectibility of loans. The Company is committed to the early recognition of problems and to maintaining a sufficient allowance. At December 31, 1999, the allowance for loan losses was $2,302,000 or 1.3% of total loans outstanding, net of unearned fees, compared to $2,335,000 or 1.5%, at December 31, 1998.

         Non-performing assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest, and other real estate owned. Loans are placed on a non-accrual status when they are past due 90 days and management believes the borrower's financial condition, after giving consideration to economic conditions and collection efforts, is such that collection of interest is doubtful. When a loan is placed on non-accrual status, interest accruals cease and uncollected interest is reversed and charged against current income. Subsequent collections reduce the principal balance of the loan until the loan is returned to accrual status.

         Total non-performing assets as of December 31, 1999, decreased $320,000 or 31% to $723,000, compared to $1,043,000 as of December 31, 1998.
Non-performing loans, as a percentage of total assets at December 31, 1999 and December 31,1998, was .26% and .38%, respectively. Management believes that the allowance for loan losses on December 31, 1999, was adequate.

         Management is continually analyzing its loan portfolio in an effort to recognize and resolve its problem assets as quickly and efficiently as possible. As of December 31, 1999, management believes that it has identified and adequately reserved for such problem assets. However, management recognizes that many factors can adversely impact various segments of its market. As such management continuously focuses its attention on promptly identifying and providing for potential problem loans, as they arise. The tables below summarize the Company's non performing assets and allocation of allowance for loan losses for the periods provided.

                              NON-PERFORMING ASSETS
                            (In thousands of dollars)
                                  December 31,

                                                ------------------------
                                                   1999         1998
                                                ------------ -----------

 Non-Accrual Loans                                     $474        $632
 Past Due Loans 90 Days or More
      and Still Accruing Interest                        58         173
 Other Real Estate Owned                                191         238
                                                ------------ -----------
 Total Non-Performing Assets                           $723      $1,043
                                                ============ ===========

 Percent of Total Assets                              0.26%       0.38%
                                                ============ ===========
 Allowance for Loan Losses                           $2,302      $2,335
                                                ============ ===========
 Allowance for Loan Losses to
      Nonperforming Loans                              318%        224%
                                                ============ ===========



                                              Dec 31, 1999       Dec 31, 1998
                                              ------------       ------------

      Restructured loans                        $       0          $       0
                                                ---------          ---------
      Recorded investment in impaired loans     $   1,467          $   1,579
                                                ---------          ---------




                     ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
                            (In thousands of dollars)

                                                December 31, 1999                December 31, 1998
                                        --------------------------------- ---------------------------------
                                                          Percent of                       Percent of
                                                         Loans in Each                    Loans in Each
                                                          Category to                      Category to
                                           Amount         Total Loans        Amount        Total Loans
                                        ------------- ------------------- ------------- -------------------

Commercial, Financial & Agricultural            $614          16%                 $721         16%
Real Estate Construction                          84          7%                   128         6%
Real Estate - Mortgage                           804          68%                  945         69%
Consumer                                         258          9%                   249         10%
Unallocated                                      542          0%                   292         0%
                                        ------------- ------------------- ------------- -------------------
Total                                         $2,302         100%               $2,335        100%
                                        ============= =================== ============= ===================


DEPOSITS AND FUNDS PURCHASED

         Total deposits decreased $1,654,000 (0.7%) to $247,977,000 as of December 31, 1999, compared to $249,631,000 on December 31, 1998. The Company made an effort during 1999 to change the deposit mix through pricing strategies. The result was that total time deposits, which tend to be higher cost deposits, decreased by $13,387,000 and non time deposits, which tend to be lower cost deposits, increased by $11,733,000. The Company does not rely on purchased or brokered deposits as a source of funds. Instead, the generation of deposits within its market area serves as the Company's fundamental tool in providing a source of funds to be invested primarily in loans. The table below summarizes selected deposit information for the periods indicated.

                  SELECTED STATISTICAL INFORMATION FOR DEPOSITS
                            (In thousands of dollars)

                                          December 31, 1999                  December 31, 1998
                                   --------------------------------   -------------------------------
                                       Average                            Average
                                       Balance           Rate             Balance           Rate
                                   ----------------- --------------   ----------------- -------------
Noninterest-bearing
     demand deposits                        $41,824          0.00%             $35,630         0.00%
Interest-bearing demand
     Deposits                                66,557          2.36%              54,300         1.90%
Savings deposits                             21,591          2.08%              16,020         2.27%
Time deposits                               120,027          5.05%             123,490         5.82%
                                   ----------------- --------------   ----------------- -------------
      Total Average Deposits               $249,999          3.23%            $229,440         3.74%
                                   ================= ==============   ================= =============

                  MATURITY OF TIME DEPOSITS OF $100,000 OR MORE
                            (In thousands of dollars)
                                  December 31,

                                                1999           1998
                                            -------------- ------------
Three Months or Less                              $8,906        $8,805
Three Through Six Months                           5,539         5,856
Six Through Twelve Months                          6,376         6,127
Over Twelve Months                                 3,801         2,752
                                            -------------- ------------
                   Total                         $24,622       $23,540
                                            ============== ============


REPURCHASE AGREEMENTS AND FEDERAL RESERVE BANK ADVANCES

         The Company's subsidiary Banks enter into agreements to borrow short term funds via Federal Reserve Bank advances and also enter into agreements to repurchase ("repurchase agreements") under which the Company pledges investment securities owned and under its control as collateral against the one-day agreements. The daily average balance of these short-term borrowing agreements for the years ended December 31, 1999, and 1998, was approximately $5,301,000 and $4,267,000, respectively. Interest expense for the same periods was approximately $229,000 and $196,000, respectively, resulting in an average rate paid of 4.32% and 4.59% for the years ended December 31, 1999, and 1998, respectively.

                      SCHEDULE OF SHORT-TERM BORROWINGS (1)
                            (In thousands of dollars)

                                                 Maximum                      Average                     Weighted
                                               Outstanding                 Interest Rate                  Average
                                                  at any       Average      during the      Ending     Interest Rate
                                                Month End      Balance         Year         Balance     at Year End
                                             --------------- ------------ -------------- ------------- ----------------
YEAR ENDED DECEMBER 31,
1999                                                 $8,130     $5,301          4.32%        $7,078            4.37%
1998                                                  7,417      4,267          4.59%         4,886            4.38%

-------------------------
(1) Consists of securities sold under agreements to repurchase and Federal Reserve Bank advances

SECURITIES

         The Company accounts for investments at fair value except for those securities which the Company has the positive intent and ability to hold to maturity. Investments to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and are carried at fair value. Unrealized holding gains and losses are included as a separate component of stockholders' equity net of the effect of income taxes. Realized gains and losses on investment securities available for sale are computed using the specific identification method.

         Securities that management has the intent and the Company has the ability at the time of purchase or origination to hold until maturity are classified as investment securities held to maturity. Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the level yield method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in the statement of operations.

         The Company does not engage in trading activities as defined in Statement of Financial Accounting Standard Number 115.

         The Company's available for sale portfolio totaled $59,827,000 at December 31, 1999 and $81,584,000 at December 31, 1998, or 21% and 30%,
respectively, of total assets. The held to maturity portfolio totaled $3,532,000 at December 31, 1999, and $2,555,000 at December 31, 1998, or 1% and 1%,
respectively, of total assets. See the tables below for a summary of security type, maturity and average yield distributions.

          The Company uses its securities portfolio primarily as a source of liquidity and a base from which to pledge assets for repurchase agreements and public deposits. When the Company's liquidity position exceeds expected loan demand, other investments are considered by management as a secondary earnings alternative. Typically, management remains short-term (under 5 years) in its decision to invest in certain securities. As these investments mature, they will be used to meet cash needs or will be reinvested to maintain a desired liquidity position. The Company has designated substantially all of its securities as available for sale to provide flexibility, in case an immediate need for liquidity arises. The composition of the portfolio offers management full flexibility in managing its liquidity position and interest rate sensitivity, without adversely impacting its regulatory capital levels. The available for sale portfolio is carried at fair market value and had a net unrealized loss of approximately $424,000 on December 31, 1999, and a net unrealized gain of approximately $498,000 on December 31, 1998.

         The Company invests primarily in direct obligations of the United States, obligations guaranteed as to the principal and interest by the United States and obligations of agencies of the United States. In addition, the Company enters into federal funds transactions with its principal correspondent banks, and acts as a net seller of such funds. The Federal Reserve Bank also requires equity investments to be maintained by the Company. The tables below summarize the maturity distribution of securities, weighted average yield by range of maturities, and distribution of securities for the periods provided.

                 MATURITY DISTRIBUTION OF INVESTMENT SECURITIES
                            (In thousands of dollars)

                                            December 31, 1999          December 31, 1998
                                        -------------------------  --------------------------
                                        Amortized    Estimated      Amortized    Estimated
                                           Cost     Market Value       Cost     Market Value
                                        ---------- --------------  ----------- --------------
AVAILABLE-FOR-SALE
U.S. Treasury and U.S. Government
   Agencies and Corporations and
   Obligations of State and Political
   Subdivisions:
        One Year or Less                   $40,444       $40,242       $26,551       $26,706
        Over One Through Five Years         18,366        18,144        51,126        51,469
        Over Five Through Ten Years          1,000         1,000             0             0
        Over Ten Years                           0             0         3,000         3,000
Federal Reserve Bank Stock                     441           441           409           409
                                        ---------- --------------  ----------- --------------
Total                                      $60,251       $59,827       $81,086       $81,584
                                        ========== ==============  =========== ==============

HELD-TO-MATURITY
U.S. Government Agencies and Treasuries
        One Year or Less                        $0            $0          $500          $504
        Over One Through Five Years          3,532         3,457         2,055         2,042
                                        ---------- --------------  ----------- --------------
   Total                                    $3,532        $3,457        $2,555        $2,546
                                        ========== ==============  =========== ==============

                  WEIGHTED AVERAGE YIELD BY RANGE OF MATURITIES
                (Average yields on securities available for sale
                    are calculated based on amortized cost)

                                      Dec 31, 1999               Dec 31, 1998
                                      ------------               ------------
One Year or Less                            5.21%                      5.87%
Over One Through Five Years                 5.59%                      5.37%
Over Five Through Ten Years                 6.60%                      0.00%
Over Ten Years                              0.00%                      5.72%

                      DISTRIBUTION OF INVESTMENT SECURITIES
                            (In thousands of dollars)

                                            December 31, 1999          December 31, 1998
                                        -------------------------  --------------------------
                                          Amortized      Fair        Amortized      Fair
                                             Cost        Value          Cost         Value
                                        -------------- ----------  -------------- -----------
AVAILABLE-FOR-SALE
   US Treasury Securities                     $34,410    $34,216         $43,232     $43,597
   US Government Agencies                      23,150     22,930          31,085      31,219
   State, County, & Municipal                   1,000      1,000           4,000       4,000
   Mortgage-Backed Securities                   1,250      1,240           2,360       2,359
   Federal Reserve Bank Stock                     441        441             409         409
                                        -------------- ----------  -------------- -----------

   Total                                      $60,251    $59,827         $81,086     $81,584
                                        ============== ==========  ============== ===========

HELD-TO-MATURITY
   US Treasury Securities                          $0         $0          $2,055      $2,042
   US Government Agencies                       3,532      3,457             500         504
                                        -------------- ----------  -------------- -----------
   Total                                       $3,532     $3,457          $2,555      $2,546
                                        ============== ==========  ============== ===========

LIQUIDITY AND INTEREST RATE SENSITIVITY

         Market and public confidence in the financial strength of the Company and financial institutions in general will largely determine the Company's access to appropriate levels of liquidity. This confidence is significantly dependent on the Company's ability to maintain sound asset quality and appropriate levels of capital reserves.

         Liquidity is defined as the ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Management measures the liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily and weekly basis.

         Sources of liquidity include cash and cash equivalents, net of federal requirements to maintain reserves against deposit liabilities; investment securities eligible for pledging to secure borrowings from dealers and customers pursuant to securities sold under repurchase agreements; loan repayments; loan sales; deposits and certain interest rate-sensitive deposits; and borrowings under overnight federal fund lines available from correspondent banks. In addition to interest rate-sensitive deposits, the primary demand for liquidity is anticipated fundings under credit commitments to customers.

         Interest rate sensitivity refers to the responsiveness of interest-earning assets and interest-bearing liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities, at a given time interval, including both floating rate instruments and instruments which are approaching maturity. The measurement of the Company's interest rate sensitivity, or gap, is one of the principal techniques used in asset and liability management. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize overall interest rate risks.

         The asset mix of the balance sheet is evaluated continually in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

         The Company's gap and liquidity positions are reviewed periodically by management to determine whether or not changes in policies and procedures are necessary to achieve financial goals. At December 31, 1999, approximately 51% of total gross loans were adjustable rate and 66% of total securities either reprice or mature in less than one year. Liabilities consisted of approximately $33,141,000 (14%) in NOW accounts, $50,192,000 (20%) in Money Market Accounts and Savings, $122,063,000 (49%) in time deposits and $42,581,000 (17%) in non-interest bearing demand accounts. At December 31, 1998, approximately 62% of total gross loans were adjustable rate and 29% of total securities either reprice or mature in less than one year. Liabilities consisted of approximately $31,234,000 (13%) in NOW, $42,884,000 (17%) in Money Market Accounts and
Savings, $135,451,000 (54%) in time deposits, and $40,062,000 (16%) in non-interest bearing demand accounts. A rate sensitivity analysis is presented below as of December 31, 1999 and December 31, 1998.

         The Company has prepared a table which presents the market risk associated with financial instruments held by the company. In the "Rate Sensitivity Analysis" table, rate sensitive assets and liabilities are shown by maturity or repricing periods, separating fixed and variable interest rates. The estimated fair value of each instrument category is also shown in the table. While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, if the Company had to disposed of such instruments at December 31, 1998, and December 31, 1999, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1998, and December 31, 1999, should not necessarily be considered to apply at subsequent dates.

                            RATE SENSITIVITY ANALYSIS
                                December 31, 1999
                            (In thousands of dollars)

                                                                                                                 Est. Fair
(Dollars in thousands)               0-1 Yr    1-2 Yrs    2-3 Yrs    3-4 Yrs    4-5 Yrs    5 Ys +      TOTAL        Value
----------------------               ------    -------    -------    -------    -------    ------      -----        -----
INTEREST EARNING ASSETS:
Loans
   Fixed Rate Loans (3)             $ 19,312     $7,186    $12,101   $16,684    $12,694    $18,933    $ 86,910      $87,117
       Average Interest Rate           8.77%      9.27%      9.00%     8.70%      8.48%      8.29%       8.68%
   Variable Rate Loans (3)            84,225        390      1,165     2,289      2,149        335      90,553       90,553
       Average Interest Rate           8.46%      8.13%      8.12%     8.25%      8.35%      7.30%       8.44%
Investment Securities (1)
   Fixed Rate Investments             40,494     13,348      3,848     2,326      2,326          0      62,342       61,998
       Average Interest Rate           5.21%      5.58%      5.61%     5.41%      5.41%                  5.33%
   Variable Rate Investments           1,000          0          0         0          0          0       1,000        1,000
       Average Interest Rate           6.69%                                                             6.69%
Federal Funds Sold                     4,069          0          0         0          0          0       4,069        4,069
   Average Interest Rate               5.04%                                                             5.04%
Other Earning Assets (2)                 441          0          0         0          0          0         441          441
   Average Interest Rate               6.00%                                                             6.00%
                                  ----------- ---------- ---------- --------- ---------- ---------- ----------- ------------
Total Interest-Earning Assets       $149,541    $20,924    $17,114   $21,299    $17,169    $19,268    $245,315     $245,178
   Average Interest Rate               7.51%      6.90%      8.18%     8.29%      8.05%      8.27%       7.67%
                                  =========== ========== ========== ========= ========== ========== ===========

INTEREST BEARING LIABILITIES
NOW                                  $33,141      $   -      $   -      $  -      $   -      $   -     $33,141     $ 33,141
   Average Interest Rate               1.03%                                                             1.03%
Money Market                          26,759          0          0         0          0          0      26,759       26,759
   Average Interest Rate               3.74%                                                             3.74%
Savings                               23,433          0          0         0          0                 23,433       23,433
   Average Interest Rate               2.01%                                                             2.01%
CDs $100,000 & Over                   20,820      2,731        502       469        100          0      24,622       24,692
   Average Interest Rate               5.03%      5.56%      6.21%     5.61%      6.00%                  5.13%
CDs Under $100,000                    72,945     17,548      4,103     1,929        916          0      97,441       97,350
   Average Interest Rate               4.82%      5.15%      5.68%     5.49%      5.11%                  4.93%
Securities Sold Under
Repurchase Agreement                   7,078          0          0         0          0          0       7,078        7,078
   Average Interest Rate               4.20%                                                             4.20%


                                  ----------- ---------- ---------- --------- ---------- ---------- ----------- ------------
Total Interest-Bearing Liabilities  $184,176    $20,279     $4,605    $2,398     $1,016      $   -    $212,474     $212,453
   Average Interest Rate               3.62%      5.20%      5.74%     5.51%      5.20%                  3.85%
                                  =========== ========== ========== ========= ========== ========== ===========

----------------------------
1. Securities are shown at amortized cost.
2. Represents interest earning Federal Reserve stock.
3. Loans are shown net of deferred fees and cost.

                            RATE SENSITIVITY ANALYSIS
                                December 31, 1998
                           (Dollars are in Thousands)


                                                                                                                Est. Fair
                                         0-1 Yr    1-2 Yrs   2-3 Yrs   3-4 Yrs   4-5 Yrs    5 Ys +     TOTAL      Value
                                         ------    -------   -------   -------   -------    ------     -----      -----
INTEREST  EARNING ASSETS
Loans
   Fixed Rate Loans (3)                  $12,979    $8,934    $9,110   $12,382    $8,884    $5,389    $57,678     $58,337
   Average Interest Rate                   8.77%     9.65%     9.32%     8.94%     8.73%     9.24%      9.07%
   Variable Rate Loans (3)                90,814     1,194       951     3,116        25       347     96,447      96,447
   Average Interest Rate                   8.23%     8.48%     9.13%     8.55%     8.80%     7.40%      8.24%
Investment Securities (1)
   Fixed Rate Securities                  23,274    45,044     8,055     2,859     1,000     2,000     82,232      82,732
   Average Interest Rate                   5.95%     5.54%     5.78%     5.76%     5.62%     5.70%      5.69%
   Variable Rate Securities                1,000         0         0         0         0         0      1,000       1,000
   Average Interest Rate                   5.77%                                                        5.77%
Federal Funds Sold                        13,944         0         0         0         0         0     13,944      13,944
Average Interest Rate                      5.31%                                                        5.31%
Other Earning Assets (2)                     409         0         0         0         0         0        409         409
Average Interest Rate                      6.00%                                                        6.00%
                                       ---------- --------- --------- --------- --------- --------- ---------- -----------
Total Interest-Earning Assets           $142,420   $55,172   $18,116   $18,357    $9,909    $7,736   $251,710    $252,869
                                           7.59%     6.27%     7.74%     8.38%     8.42%     8.24%      7.42%
                                       ========== ========= ========= ========= ========= ========= ==========

INTEREST BEARING LIABILITIES
NOW Accounts                             $31,234        $0        $0        $0        $0        $0    $31,234     $31,234
Average Interest Rate                      1.20%                                                        1.20%
Money Market Accounts                     24,151         0         0         0         0         0     24,151      24,151
Average Interest Rate                      3.05%                                                        3.05%
Savings Accounts                          18,733         0         0         0         0         0     18,733      18,733
Average Interest Rate                      1.74%                                                        1.74%
CDs $100,000 & Over                       21,056     1,352       403       502       227         0     23,540      23,869
Average Interest Rate                      5.39%     5.73%     6.01%     6.11%     5.79%                5.44%
CDs Under $100,000                        75,623    21,740     6,808     3,843     3,890         7    111,911     113,638
Average Interest Rate                      5.21%     5.66%     5.64%     5.77%     5.79%     4.00%      5.36%
Securities Sold Under
Repurchase Agreement                       4,886         0         0         0         0         0      4,886       4,886
Average Interest Rate                      4.27%                                                        4.27%

                                       ---------- --------- --------- --------- --------- --------- ---------- -----------
Total Interest-Bearing Liabilities      $175,683   $23,092    $7,211    $4,345    $4,117        $7   $214,455    $216,511
                                           3.82%     5.67%     5.66%     5.81%     5.79%     4.00%      4.16%
                                       ========== ========= ========= ========= ========= ========= ==========

-------------------
1. Securities are shown at amortized cost.
2. Represents interest earning Federal Reserve stock.
3. Loans are shown net of deferred fees and cost.

PRIMARY SOURCES AND USES OF FUNDS

         The primary source of funds during the period included maturity/sale of investments net of purchases ($20,780,000), decrease in federal funds sold and other cash items ($1,481,000), exercise of stock options net of tax benefit, ($1,539,000) increase in borrowings from repurchase agreements and Federal Reserve Bank advances ($2,192,000) and net income ($1,946,000). The primary uses of funds during the period included a decrease in deposits ($1,654,000), an increase in net loans outstanding ($23,371,000), increase in premises and equipment ($1,364,000), dividends paid ($390,000), and other miscellaneous net uses ($1,159,000).


CAPITAL RESOURCES

         Shareholders' equity at December 31, 1999, was $23,312,000 compared to $20,793,000 at December 31, 1998.

         The Comptroller has established risk-based capital requirements for national banks. These guidelines are intended to provide an additional measure of a bank's capital adequacy by assigning weighted levels of risk to asset categories. Banks are also required to systematically maintain capital against such "off- balance sheet" activities as loans sold with recourse, loan commitments, guarantees and standby letters of credit. These guidelines are intended to strengthen the quality of capital by increasing the emphasis on common equity and restricting the amount of loan loss reserves and other forms of equity such as preferred stock that may be included in capital. Each of the Company's subsidiary bank's goal is to maintain its current status as a "well-capitalized institution" as that term is defined by its regulators.

         Under the terms of the guidelines, banks must meet minimum capital adequacy based upon both total assets and risk adjusted assets. All banks are required to maintain a minimum ratio of total capital to risk-weighted assets of 8% and a minimum ratio of Tier 1 capital to risk-weighted assets of 4%. Adherence to these guidelines has not had an adverse impact on the Company. Selected consolidated capital ratios at December 31, 1999, and 1998 were as follows:

                                 CAPITAL RATIOS
                           (Dollars are in Thousands)

                                                  Actual                   Well Capitalized          Excess
                                          ------------------------     -------------------------
                                             Amount      Ratio            Amount       Ratio         Amount
                                          ------------------------     -------------------------   ------------
AS OF DECEMBER 31, 1999:
Total Capital:  (to Risk Weighted Assets):      $25,489     14.8%            $17,253      10.0%         $9,488
Tier 1 Capital: (to Risk Weighted Assets):      $23,397     13.6%            $10,352       6.0%        $14,297
Tier 1 Capital: (to Average Assets):            $23,397      8.4%            $13,935       5.0%        $10,419

AS OF DECEMBER 31, 1998:
Total Capital:  (to Risk Weighted Assets):      $22,300     14.7%            $15,129      10.0%         $7,171
Tier 1 Capital: (to Risk Weighted Assets):      $20,377     13.5%             $9,077       6.0%        $11,300
Tier 1 Capital: (to Average Assets):            $20,377      7.6%            $13,406       5.0%         $6,971

EFFECTS OF INFLATION AND CHANGING PRICES

         The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions' increased cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and shareholders' equity. Commercial and other loan originations and refinancings tend to slow as interest rates increase, and can reduce the Company's earnings from such activities.


ACCOUNTING PRONOUNCEMENTS

         On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 provides new accounting and reporting standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The adoption of this standard did not have a material impact on reported results of operations of the Company.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments (including certain derivative instruments imbedded in other contracts). The statement is effective for fiscal years beginning after June 15, 1999. The financial impact of the adoption of this statement has not been determined. However, the effect of the adoption of the statement is not expected to be material. In June of 1999, the FASB issued SFAS No. 137, which delays implementation of SFAS No. 133 for one year.

QUARTERLY FINANCIAL INFORMATION

         The following table sets forth, for the periods indicated, certain consolidated quarterly financial information. This information is derived from the Company's unaudited financial statements which include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods. This information should be read in conjunction with the Company's Financial Statements included elsewhere in this document. The results for any quarter are not necessarily indicative of results for future periods.

                             SELECTED QUARTERLY DATA
                            (In thousands of dollars)

                                                   1999                         1998
(Dollars in Thousands except      -------------------------------- -------------------------------
for per share data)                  4Q      3Q      2Q      1Q       4Q      3Q     2Q     1Q
--------------------------------- -------------------------------- -------------------------------

Net Interest Income                 $2,836  $2,691  $2,681 $2,576     $2,479 $2,450 $2,421 $2,404
Provision for Loan Losses               87      36      48     87        (58)    57    106    122
                                  -------------------------------- -------------------------------
Net Interest Income after
     provision for loan losses      $2,749  $2,655  $2,633 $2,489     $2,537 $2,393 $2,315 $2,282
Non-Interest Income                    515     481     471    442        514    372    337    322
Securities gains (losses)               (2)      0       0      0          0      0      0      0
Non-Interest Expenses                2,433   2,375   2,333  2,225      2,043  1,895  1,850  1,796
                                  -------------------------------- -------------------------------
Income before income
     tax expense                      $829    $761    $771   $706     $1,008   $870   $802   $808
Income tax expense                     296     272     289    264        319    317    255    310
                                  -------------------------------- -------------------------------
Net Income                            $533    $489    $482   $442       $689   $553   $547   $498
                                  ================================ ===============================

Basic earnings per common share      $0.19   $0.18   $0.18  $0.17      $0.27  $0.22  $0.22  $0.20
Diluted earnings per common share    $0.19   $0.18   $0.17  $0.16      $0.26  $0.21  $0.20  $0.19